Exhibit 18.1

January 22, 2009

The Board of Directors

Apple Inc.

1 Infinite Loop

Cupertino, CA 95014

Ladies and Gentlemen:

We have been furnished with a copy of the quarterly report on Form 10-Q of Apple Inc. and subsidiaries (the Company) as of and for the three months ended December 27, 2008, and have read the Company’s statements contained in notes 1 and 2 to the condensed consolidated interim financial statements included therein. As stated in notes 1 and 2, the Company changed its method for presenting certain of its investment securities previously classified as current assets to non-current assets. The Company states that this new presentation is preferable as it is more reflective of the Company’s assessment of the timing of when such investment securities will be converted to cash.

In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of the Company as of any date or for any period subsequent to September 27, 2008, nor have we audited the information set forth in the aforementioned notes 1 and 2 to the condensed consolidated interim financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ KPMG LLP